CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the 14th of December 2007
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

ASX/NASDAQ Media Release	14 December 2007
PHARMAXIS APPOINTS PORTUGUESE DISTRIBUTOR FOR ARIDOL
Pharmaxis (ASX:PXS, NASDAQ:PXSL) today announced the appointment of Pulmocor SA to market and distribute its asthma diagnostic tool, Aridol in Portugal.
“Portugal was one of the 13 European countries included in the successful mutual recognition procedure earlier this year,” said Pharmaxis Chief Executive Officer Dr Alan Robertson.
“Bronchial challenge testing is a common procedure in Potuguese hospitals and we have sought a distributor that already has a strong franchise in this market and will provide the best support for Aridol; we are delighted to announce our agreement with Pulmocor.”
Mr Ricardo Villar, President of Pulmocor said, “Founded in 1982, Pulmocor has a strong reputation for quality and excellence among respiratory specialists and brings many years of bronchial challenge testing experience to the promotion of Aridol. Pulmocor is currently extending its activity into specialist pharmaceutical products and Aridol represents an important addition to our portfolio and our ability to service respiratory specialists.”
Aridol has already been approved in Europe by the mutual recognition procedure and is now awaiting confirmation of national approval in Portugal.
A simple to use airways inflammation test, Aridol is administered as a dry powder in a hand held inhaler. Doctors can use the results of this test to identify airway hyper-responsiveness — a hallmark of asthma.
To find out more about Pharmaxis go to http://www.pharmaxis.com.au
To find out more about Aridol go to http://www.pharmaxis.com.au/target-diseases-and-products/our-products/our-products_home.cfm ends —

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson — Chief Executive Officer
Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au
RELEASED THROUGH:
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com
Australia:
Felicity Moffatt, phone +61 418 677 701 or email moffattf@healthpr.com

About Pharmaxis Pharmaxis (ACN 082 811 630) is a pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and immune disorders. Its development pipeline of products include, Aridol for the management of asthma, Bronchitol for cystic fibrosis, bronchiectasis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.
Founded in 1998, Pharmaxis is listed on the Australian Stock Exchange (symbol PXS), and on NASDAQ Global Market (symbol PXSL). The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Investor Relations +61 2 9454 7230.
Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: 14 December, 2007	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer